OVANOVA ENERGY SOLUTIONS LLC
AUDITED FINANCIAL STATEMENTS

As of December 31, 2024

Ovanova Energy Solutions, LLC

Financial Statements

As of December 31, 2024

Index to Audited Financial Statements

Table of Contents	Page
Independent Auditor's Report	3
Balance Sheet	4
Income Statement	5
Changes in Equity Statement	6
Cash Flow Statement	7
Notes to the Financial Statements	8



INDEPENDENT AUDITOR'S REPORT

June 13, 2025

The Board of Directors

Ovanova Energy Solutions, LLC

607 Sawmill Rd. W

Cedar Grove, NC 27231

REPORT ON FINANCIAL STATEMENTS

We have audited the balance sheets of Ovanova Energy Solutions, LLC as of December 31, 2024 and the related statements of operations, changes in owner's equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted the audit in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.



An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ovanova Energy Solutions, LLC as of December 31, 2024, and the results of operations, changes in owner's equity and cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
June 13, 2025

Certified Public Accountant, NH 08224
AAK CPA LLC
30 N Gould ST STE R
Sheridan, WY 82801
646-689-4725
amjad@aak-cpa.com

Ovanova Energy Solutions, LLC

Balance Sheet Statement

As of December 31, 2024

ASSETS

Current Assets

Checking Accounts	500
Total Current Assets	**500**
TOTAL ASSETS	**500**

LIABILITIES AND EQUITY

Liabilities

Current Liabilities

Accounts Payables – Related Parties	2,196
Total Current Liabilities	**2,196**
Total Liabilities	**2,196**
Net Equity	**(1,696)**
TOTAL LIABILITIES AND EQUITY	**500**

The accompanying notes are an integral part of these financial statements

Ovanova Energy Solutions, LLC

Income Statement

As of December 31, 2024

Revenues	-
Less Operating Expenses	
Legal and Professional Fees	1,250
Dues and Subscriptions	396
Fees & Service Charges	50
Total Operating Expenses	**(1,696)**
Net Income (Loss)	**(1,696)**

The accompanying notes are an integral part of these financial statements

Ovanova Energy Solutions, LLC

Statement of Changes in Equity

As of December 31, 2024

	Owners Contributions	Retained Earnings	Equity Balance
Equity Balance as of July 17, 2024	-	-	-
Contributions as of December 31, 2024	-	-	-
Net (Loss) as of December 31, 2024	-	(1,696)	(1,696)
Equity Ending Balance as of December 31, 2024	**-**	**(1,696)**	**(1,696)**

Ovanova Energy Solutions, LLC

Statement of Cash Flow

As of December 31, 2024

OPERATING ACTIVITIES

Net Income (Loss)	(1,696)
Adjustments to Reconcile Net Income to Net Cash provided by operations:	-
Increase in Accounts Payables	2,196
Net cash flow by operating activities	**500**

INVESTING ACTIVITIES	-

FINANCING ACTIVITIES	-

NET CASH INCREASE (DECREASE) FOR PERIOD	**500**
Cash at the beginning of the period	-
CASH AT END OF PERIOD	**500**

Ovanova Energy Solutions, LLC

Notes to the Financial Statements

As of December 31, 2024

1. DESCRIPTION OF THE BUSINESS

Ovanova Energy Solutions LLC was formed on July 17, 2024 in the state of North Carolina, the company is a start-up and has not yet started its operations.

At Ovanova, we're on a mission to empower rural communities through clean energy. Our mission is to add as much value as possible to as many lives as possible.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3. Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

3. NET EQUITY

The company's net equity compromises the net contributions of the investors and the accumulated results of its operations since it is formed.

4. ACCOUNTS PAYABLES – RELATED PARTIES

The Company has incurred some general and administrative expenses that were paid on its behalf by sister companies. These amounts are recorded as due to related parties and will be settled once the company has sufficient cash to meet its obligations.